July 22, 2024

Zhenwu Huang
Chief Executive Officer
Richtech Robotics Inc.
4175 Cameron Street, Suite 1
Las Vegas, NV 89103

        Re: Richtech Robotics Inc.
            Draft Registration Statement on Form S-1
            Submitted July 16, 2024
            CIK No. 0001963685
Dear Zhenwu Huang:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration.
We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Richard Anslow